Exhibit 99.1

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NetEase, Inc.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9999)

RESULTS OF THE 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

NetEase, Inc. (the “Company”) wishes to announce that all the proposed resolutions as set out in the Company’s Notice of the 2023 Annual General Meeting of Shareholders dated April 28, 2023, including (i) a special resolution to amend and restate the Company’s Amended and Restated Memorandum and Articles of Association and (ii) an ordinary resolution to approve the Company’s Amended and Restated 2019 Share Incentive Plan, were duly passed at the 2023 Annual General Meeting of Shareholders held on June 15, 2023.

By order of the Board
NetEase, Inc.
William Lei Ding
Director

Hangzhou, China, June 15, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. William Lei Ding as the director, and Ms. Grace Tang, Ms. Alice Cheng, Mr. Joseph Tong and Mr. Michael Leung as the independent directors.